GEORGIA ★ CAROLINA Bancshares, Inc.


First Bank
3527
BANKING HOURS







2009 ANNUAL REPORT

GEORGIA ★ CAROLINA
Bancshares, Inc.

April 15, 2010

Remer Y. Brinson III
President & CEO

Dear Shareholders, Customers, Employees, and Friends:

We are pleased to provide you with the 2009 Annual Report of Georgia-Carolina Bancshares, Inc.

The year 2009 was another challenging year for our national economy, our national financial system, and your Company. Again, considering the turmoil in the economy and financial markets, we believe that your Company performed quite well.

Consolidated net income for the year totaled $3,752,000, which represents a 34% increase over the $2,800,000 earned in 2008. We are proud of this accomplishment considering the financial headwinds we have been facing. These headwinds include a greatly weakened economy, increased regulatory assessments, and a declining interest rate environment.

Total consolidated year-end assets of the Company grew from $460,828,000 at the end of 2008 to $484,013,000. The Company continues to remain "well capitalized" by regulatory standards and all of our capital ratios increased during the year. Book value per share increased 9.4% during the year from $11.31 to $12.37.

Asset quality remains a primary focus. Net charge-offs during the year totaled 0.67% of average loans in 2009 and 2008. In addition, non-performing assets declined during the year and totaled a respectable 2.2% of assets.

Credit quality remains a primary focus. We believe that our sound underwriting standards and the relative strength of our local markets have helped us weather the current economic conditions better than many of our peers.

We have all read and heard about the various challenges in our state and national economy and in our state and national financial system. These are unprecedented times for all of us. Please know that the Directors, management and staff of Georgia-Carolina Bancshares and First Bank of Georgia are working diligently to ensure the preservation and growth of your investment in First Bank of Georgia. We believe that our financial results are due to those efforts and our community banking model.

We look toward 2010 as another year of challenges, but as a Company positioned to meet and overcome those challenges.

We extend to you a special invitation to attend the Annual Meeting of our Shareholders, which will be held at 4:00 p.m. on May 24, 2010, at the Main Office and Corporate Headquarters located at 3527 Wheeler Road.

Thank you for your interest and support of your Company and your Bank.

Sincerely,

Remer Y. Brinson III
President & Chief Executive Officer

3527 Wheeler Road - Augusta, Georgia 30909 - Phone (706) 731.6600
Post Office Box 15148 - Augusta, Georgia 30919-1148

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotations per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

	High	Low
Fiscal year ended December 31, 2009		
First Quarter	$10.00	$ 5.75
Second Quarter	$ 9.98	$ 5.25
Third Quarter	$ 8.00	$ 6.25
Fourth Quarter	$ 8.00	$ 6.25
Fiscal year ended December 31, 2008		
First Quarter	$11.00	$ 9.05
Second Quarter	$11.50	$ 9.00
Third Quarter	$12.35	$ 9.00
Fourth Quarter	$12.35	$ 7.00

Holders of Common Stock

As of March 25, 2010, the number of holders of record of the Company's common stock was approximately 582.

Dividends

No cash dividends were paid by the Company during the years ended December 31, 2009 or 2008. Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the State of Georgia Department of Banking and Finance, if the dividends are in excess of specified amounts fixed by the Department.

Equity Compensation Plan Information

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Directors Equity Incentive Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2009 regarding the Company's then existing compensation plans and arrangements:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders:			
1997 Stock Option Plan	185,955	$ 8.70	-
2004 Incentive Plan	87,933	$11.78	237,192
Equity compensation plans not approved by security holders	-	-	79,823
Total	273,888	$ 9.69	317,015

Directors Equity Incentive Plan

The Directors Equity Incentive Plan provides that non-employee directors of the Company and the Bank may elect to purchase shares of the Company's common stock in lieu of receiving cash for director fees earned in each calendar quarter. The purchase price for shares acquired under the plan is $2.00 less than the average closing market price of the Company's common stock for the last ten trading days of each quarter as reported on the Over-the-Counter Bulletin Board. A non-employee director may join the plan at any time during the last seven days of each calendar quarter. The Directors Equity Incentive Plan also provides non-employee directors of the Company and the Bank annual retainer shares in the form of 1) base award shares, plus 2) bonus shares for service as Board chairman, plus 3) bonus shares for service on various committees. Non-employee advisory board members also qualify to receive annual award shares from the Directors Equity Incentive Plan provided they meet an agreed upon annual attendance requirement.

SELECTED FINANCIAL DATA

Our selected consolidated financial data presented below as of and for the years ended December 31, 2005 through 2009 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

At and for the Years Ended December 31,
($ in thousands, except per share data)

	2009	2008	2007	2006	2005
Selected Balance Sheet Data:					
Assets	$ 484,013	$ 460,828	$ 447,869	$ 417,471	$ 349,481
Investment securities	47,289	59,795	60,393	55,404	39,362
Loans, held for investment	336,849	336,293	322,201	280,883	248,311
Loans, held for sale	58,135	28,402	39,547	56,758	40,064
Allowance for loan losses	5,072	4,284	5,059	4,386	3,756
Deposits	405,240	377,009	379,966	341,342	304,440
Short-term borrowings	7,297	15,859	17,473	38,661	13,442
Long-term debt	25,000	25,400	10,500	600	700
Other liabilities	3,203	3,476	3,959	4,742	2,290
Shareholders' equity	43,273	39,084	35,971	32,126	28,609
Selected Results of Operations Data:					
Interest income	24,604	26,371	29,019	25,335	20,876
Interest expense	9,722	13,038	15,706	11,969	8,420
Net interest income	14,882	13,333	13,313	13,366	12,456
Provision for loan losses	3,082	1,456	909	898	1,022
Net interest income after provision for loan losses	11,800	11,877	12,404	12,468	11,434
Non-interest income	14,157	9,920	9,932	9,800	10,331
Non-interest expense	20,902	17,745	17,816	17,911	16,368
Income before taxes	5,055	4,052	4,520	4,357	5,397
Income tax expense	1,303	1,252	1,619	1,460	1,942
Net income	$ 3,752	$ 2,800	$ 2,901	$ 2,897	$ 3,455
Per Share Data					
Net income – basic	$ 1.08	$ 0.82	$ 0.85	$ 0.86	$ 1.04
Net income – diluted	$ 1.07	$ 0.80	$ 0.83	$ 0.83	$ 0.98
Book value	$ 12.37	$ 11.31	$ 10.58	$ 9.51	$ 8.53
Weighted average number of shares outstanding:					
Basic	3,484,309	3,426,860	3,393,224	3,370,277	3,336,834
Diluted	3,492,871	3,503,856	3,508,606	3,489,564	3,524,294

	At and for the Years Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Performance Ratios:					
Return on average assets	0.79%	0.62%	0.69%	0.78%	1.00%
Return on average equity	8.93%	7.36%	8.39%	9.57%	12.80%
Net interest margin (1)	3.37%	3.15%	3.36%	3.81%	3.78%
Efficiency ratio (2)	71.98%	76.31%	76.64%	77.39%	71.45%
Loan (excl LHFS) to deposit ratio	83.12%	89.20%	84.80%	82.29%	81.56%
Asset Quality Ratios:					
Nonperforming loans to total loans	1.57%	1.39%	3.20%	0.68%	0.59%
Nonperforming assets to total assets (excl LHFS) + OREO	3.12%	3.57%	3.73%	1.03%	0.86%
Allowance for loan losses to nonperforming loans	81.94%	84.65%	43.77%	191.86%	219.91%
Allowance for loan losses to total loans (excl LHFS)	1.51%	1.27%	1.57%	1.56%	1.51%
Capital Ratios:					
Average equity to average assets	8.81%	8.41%	8.16%	8.11%	7.80%
Leverage ratio	8.96%	8.59%	8.18%	7.85%	8.14%
Tier 1 risk-based capital ratio	10.50%	9.82%	9.39%	9.25%	9.91%
Total risk-based capital ratio	11.74%	10.91%	10.72%	10.50%	11.16%
Growth Ratios and Other Data:					
Percentage change in net income	34.0%	(3.5%)	0.1%	(16.2%)	(1.3%)
Percentage change in diluted net income per share	33.8%	(3.6%)	0.0%	(15.3%)	(1.0%)
Percentage change in assets	5.0%	2.9%	7.3%	19.5%	5.1%
Percentage change in loans	8.3%	0.8%	7.1%	17.1%	5.5%
Percentage change in deposits	7.5%	(0.8%)	11.3%	12.1%	18.1%
Percentage change in equity	10.7%	8.7%	12.0%	12.3%	12.8%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the "Business" and "Financial Statements" sections included elsewhere in this report. Information given in response to Item 6 of this report, "Selected Financial Data," is incorporated by reference in response to this Item 7.

Critical Accounting Policies

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either ASC 450-20, "Contingencies: Loss Contingencies," or ASC 310-10-35, "Receivables: Subsequent Measurement." The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect the Bank's earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on pages 33-38 of this "Management's Discussion and Analysis". Note 1 to the consolidated financial statements also includes additional information on the Bank's accounting policies related to the allowance for loan losses.

Consolidated Financial Information

Certain consolidated financial information for the Company and Bank as of and for the years ended December 31, 2009, 2008 and 2007 is presented below:

	2009		2008		2007	
	Total Assets	**Net Income**	**Total Assets**	**Net Income**	**Total Assets**	**Net Income**
			($ in thousands)			
Consolidated	$484,013	$3,752	$460,828	$2,800	$447,869	$2,901
Bank	$483,916	$3,919	$460,726	$2,983	$447,852	$3,155
Company		$ (167)		$ (183)		$ (254)

During 2009, 2008 and 2007, the Company funded operational costs primarily through the income tax credit provided by the Bank and proceeds from the exercise of stock options. The Company incurred $253,524, $269,108 and $397,594 in operational costs for the years ended December 31, 2009, 2008 and 2007, respectively. The Company recorded income tax benefits of $86,198, $86,497 and $143,050 for 2009, 2008 and 2007, respectively. In total, the net losses for the Company were $167,326, $182,611, and $254,544 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has a line of credit issued in June 2009 with its correspondent bank, First National Bankers Bank, which provides the Company the ability to draw a principal sum of $1.0 million in periodic advances with a maturity date of June 5, 2010. Interest is calculated annually using a rate of prime plus 0.75% (4.00% at December 31, 2009) with a floor of 4.00%. The line of credit is secured through the pledge of all issued and outstanding shares of the Bank's capital stock. The outstanding principal balance at December 31, 2009 was $0. The arrangement requires the Company and Bank to comply with financial covenants related to capital levels, the levels of non-performing assets, and other financial matters. At December 31, 2009, the Company and the Bank were in compliance with all of these covenants. Future noncompliance with this covenant would not have a material impact on the Company's ability to meet future obligations.

Results of Operations - Comparison of 2009 and 2008

Balance Sheet

For the year ended December 31, 2009, the Company and Bank consolidated experienced increases in both total assets and net income. Total assets increased $23.2 million or 5.0%, to $484.0 million at December 31, 2009 from $460.8 million at December 31, 2008. Average total assets were $476.5 million in 2009 and $452.4 million in 2008, an increase of $24.1 million or 5.3%. This increase in total assets is primarily the result of the increase in the Bank's loans held for sale during 2009. Loans held for sale by the Bank increased from $28.4 million at December 31, 2008 to $58.1 million at December 31, 2009, an increase of $29.7 million or 104.6%. All other loans remained flat with a portfolio balance of $331.8 million at December 31, 2009 compared to the balance of $332.0 million at December 31, 2008. Commercial and industrial loans decreased $8.3 million or 26.6%, from $31.2 million at December 31, 2008 to $22.9 million at December 31, 2009. Real estate mortgage loans increased $8.0 million or 4.2%, from $191.2 million at December 31, 2008 to $199.2 million at December 31, 2009, and real estate construction loans increased $2.4 million or 2.3%, from $105.0 million at December 31, 2008 to $107.4 million at December 31, 2009. Installment and consumer loans decreased $1.6 million or 17.6%, from $9.1 million at December 31, 2008 to $7.5 million at December 31, 2009. The decreases in installment and consumer loans and commercial and industrial loans are primarily the result of weaker demand during the economic recession experienced over the past 18 months. The increases in the real estate mortgage and construction loan categories are the result of the Bank's continuing efforts to increase these types of loans and the overall stability of the Richmond, McDuffie, and Columbia County, Georgia market areas.

The allowance for loan losses was $5,072,000 at December 31, 2009 and $4,284,000 at December 31, 2008. This represents an increase of $788,000 or 18.4%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects an increase in loan charge-offs during 2009 partially offset by some growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.28% at December 31, 2009 and 1.17% at December 31, 2008. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.51% at December 31, 2009, compared to 1.27% at December 31, 2008.

The asset growth of the Bank during 2009 was funded through deposit account activity within the Bank's existing market areas as well as brokered deposit funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2009 were $405.2 million, an increase of $28.2 million or 7.5%, from $377.0 million at December 31, 2008. Brokered deposits totaled $62.5 million at December 31, 2009, an increase of $2.1 million or 3.4%, compared to $61.4 million at December 31, 2008. CDARS deposits increased $1.0 million or 2.5% to $41.2 million at December 31, 2009 from $40.2 million at December 31, 2008. Total other borrowings by the Bank were $32.3 million at December 31, 2009, a decrease of $8.8 million or 21.4%, from the balance of $41.1 million at December 31, 2008. Borrowings were down in 2009 as a result of the increase in deposit accounts.

The Bank's loan to deposit ratio was 97.5% at December 31, 2009 and 96.7% at December 31, 2008. Excluding mortgage loans held for sale, this ratio was 83.1% for 2009 and 89.2% for 2008.

Income Statement

Interest income was $24.6 million for 2009 compared to $26.4 million for 2008, a decrease of $1.8 million or 6.8%. This decrease was primarily the result of declining interest rates and weakened loan demand during the economic recession experienced over the past 18 months. Interest expense decreased $3.3 million or 25.4%, from $13.0 million for 2008 to $9.7 million for 2009. This decrease in interest expense was primarily due to the lower cost of funds resulting from the falling interest rate environment since 2008 and the decrease in borrowings resulting from the increase in total deposits. In an effort to obtain growth in deposit accounts to fund loan growth, maintain steady borrowing levels, and reduce the need for brokered deposits, the Bank focuses its marketing efforts in the local markets served by the Bank and performs strategic planning with respect to obtaining out-of-market funds. As a result of these efforts, both interest bearing and non-interest bearing deposits increased in 2009. Interest bearing deposits increased $20.6 million or 6.0%, from $342.9 million at December 31, 2008 to $363.5 million at December 31, 2009. This increase in interest bearing deposits was primarily the result of increases in money market and certificate of deposit accounts. Non-interest bearing deposits increased $7.7 million or 22.6%, from $34.1 million at December 31, 2008 to $41.8 million at December 31, 2009. This increase in non-interest bearing deposits is primarily the result of the Bank's increased marketing efforts in 2009 related to its commercial customer base and commercial checking products. Net interest income was $14.9 million for 2009 compared to $13.3 million for 2008, an increase of $1.6 million or 12.0%.

Non-interest income for 2009 was $14.2 million compared to $9.9 million for 2008, an increase of $4.3 million or 43.4%. This increase in 2009 is primarily due to the higher gain on sale of mortgage loans held for sale and the $1.7 million gain on sale of 183 lots and another parcel of land in the Willhaven Subdivision in Augusta, Georgia that became other real estate owned by the Bank during the fourth quarter of 2008. Gain on sale of mortgage loans increased from $7.2 million in 2008 to $9.7 million in 2009, an increase of $2.5 million or 36.1%. The mortgage origination volume sold in 2009 was $606.5 million compared to $513.8 million in 2008, an increase of $92.7 million or 18.0%.

Non-interest expense increased from $17.7 million in 2008 to $20.9 million in 2009, an increase of $3.2 million or 18.6%. This increase in 2009 is primarily the result of higher salaries, commissions and incentives related to the mortgage origination volume, FDIC assessment costs, and OREO expense.

In total, net income increased in 2009 by $1.0 million or 35.7%, from $2.8 million in 2008 to $3.8 million in 2009 as a result of each of the above factors.

Results of Operations – Comparison of 2008 and 2007

Balance Sheet

For the year ended December 31, 2008, the Company and Bank consolidated experienced an increase in total assets and a slight decrease in net income. Total assets increased 2.9% to $460.8 million at December 31, 2008 from $447.9 million at December 31, 2007. Average total assets were $452.4 million in 2008 and $421.1 million in 2007, an increase of $31.3 million or 7.4%. This increase in average assets is primarily the result of the Bank's loan portfolio growth during 2008. Net loans held for investment increased from $317.1 million at December 31, 2007 to $332.0 million at December 31, 2008, an increase of $14.9 million or 4.7%. Commercial loans increased $1.6 million or 5.4%, from $29.6 million at December 31, 2007 to $31.2 million at December 31, 2008. Real estate mortgage loans decreased $1.5 million or 0.8%, from $192.7 million at December 31, 2007 to $191.2 million at December 31, 2008, and real estate construction loans increased $15.4 million or 17.2%, from $89.6 million at December 31, 2007 to $105.0 million at December 31, 2008. Installment and consumer loans decreased $1.4 million or 13.3%, from $10.5 million at December 31, 2007 to $9.1 million at December 31, 2008. The decreases in installment and consumer loans and real estate mortgage loans are primarily the result of weaker demand in this segment of the loan portfolio. The increases in the commercial and construction loan categories are the result of the Bank's continuing efforts to increase these types of loans and the overall stability of the Richmond, McDuffie, and Columbia County, Georgia market areas. Loans held for sale by the Bank decreased $11.1 million or 28.1%, from $39.5 million at December 31, 2007 to $28.4 million at December 31, 2008, primarily as a result of the mortgage industry downturn during 2008.

The allowance for loan losses was $4,284,000 at December 31, 2008 and $5,059,000 at December 31, 2007. This represents a decrease of $775,000 or 15.3%. The decrease in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects an increase in loan charge-offs during 2008 partially offset by the continued growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.17% at December 31, 2008 and 1.40% at December 31, 2007. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.27% at December 31, 2008, compared to 1.57% at December 31, 2007.

The asset growth of the Bank during 2008 was funded through deposit account activity within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2008 were $377.0 million, a decrease of $3.0 million or 0.8%, from $380.0 million at December 31, 2007. Total other borrowings by the Bank were $41.1 million at December 31, 2008, an increase of $13.7 million or 50.0%, from the balance of $27.4 million at December 31, 2007. Borrowings were up in 2008 as a result of the decrease in deposit accounts.

The Bank's loan to deposit ratio was 96.7% at December 31, 2008 and 95.2% at December 31, 2007. Excluding mortgage loans held for sale, this ratio was 89.2% for 2008 and 84.8% for 2007.

Income Statement

Interest income was $26.4 million for 2008, compared to $29.0 million for 2007. This represents a decrease of $2.6 million or 9.0%. This decrease was primarily the result of declining interest rates and the market deterioration experienced in 2008. Interest expense decreased $2.7 million or 17.2%, from $15.7 million for 2007 to $13.0 million for 2008. This decrease in interest expense was primarily due to a decrease in interest-bearing deposits and the lower cost of funds resulting from the falling interest rate environment in 2008. Despite the decrease in interest-bearing deposits, non-interest bearing deposits increased $3.8 million or 12.5%, from $30.3 million in 2007 to $34.1 million in 2008. This increase in non-interest bearing deposits is primarily the result of the Bank's marketing efforts related to its ATM Anywhere Free Checking product. Net interest income for 2008 and 2007 was flat at $13.3 million.

Non-interest income for 2008 and 2007 was also flat at $9.9 million.

Non-interest expense decreased slightly from $17.8 million in 2007 to $17.7 million in 2008, a decrease of $0.1 million or 0.6% as management exercised control over costs as margins declined.

In total, net income decreased in 2008 by $100,000 or 3.4%, from $2.9 million in 2007 to $2.8 million in 2008 as a result of each of the above factors.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The following table presents the average balance sheet of the consolidated Company for the years ended December 31, 2009, 2008 and 2007. Also presented is the consolidated Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

CONSOLIDATED AVERAGE BALANCE SHEETS

($ in thousands)

	Year Ended December 31,								
	2009			**2008**			**2007**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$ 386,961	$ 22,260	5.75%	$ 360,689	$ 23,186	6.43%	$ 336,434	$ 25,998	7.73%
Investment securities	52,672	2,337	4.44%	61,375	3,100	5.05%	57,463	2,760	4.80%
Fed funds sold & cash in banks	4,051	7	0.17%	3,996	85	2.13%	4,887	261	5.35%
Total interest-earning assets	443,684	24,604	5.55%	426,060	26,371	6.19%	398,784	29,019	7.28%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	8,686			6,296			7,530		
Bank premises and fixed assets	9,877			10,260			10,623		
Accrued interest receivable	1,748			1,956			2,031		
Other assets	17,506			12,978			6,746		
Allowance for loan losses	(5,026)			(5,190)			(4,640)		
Total assets	$ 476,475			$ 452,360			$ 421,074		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$ 35,300	$ 211	0.60%	$ 31,674	$ 376	1.19%	$ 28,935	$ 478	1.65%
Savings accounts	52,515	587	1.12%	67,259	1,408	2.09%	68,691	2,928	4.26%
Money market accounts	11,945	139	1.16%	8,773	167	1.90%	10,982	307	2.79%
Time accounts	256,146	7,808	3.05%	231,736	9,999	4.31%	222,664	11,201	5.03%
Total interest-bearing deposits	355,906	8,745	2.46%	339,442	11,950	3.52%	331,272	14,914	4.50%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	38,614	977	2.53%	37,390	1,088	2.91%	15,721	792	5.04%
Total interest-bearing liabilities	394,520	9,722	2.46%	376,832	13,038	3.46%	346,993	15,706	4.53%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	36,439			33,501			34,789		
Other liabilities	3,519			3,971			4,922		
Shareholders' equity	41,997			38,056			34,370		
Total liabilities and Shareholders' equity	$ 476,475			$ 452,360			$ 421,074		
Interest rate spread			3.08%			2.73%			2.75%
Net interest income		$ 14,882			$ 13,333			$ 13,313	
Net interest margin			3.37%			3.15%			3.36%
Average interest-earning assets to average total assets			93.12%			94.19%			94.71%
Average loans (excl LHFS) to average deposits			86.73%			88.67%			82.24%

Rate/Volume Analysis of Net Interest Income

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Comparison of Years Ended December 31, 2009 & December 31, 2008			Comparison of Years Ended December 31, 2008 & December 31, 2007		
	($ in thousands) Increase (Decrease) Due to					
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest earned on:						
Tax-exempt securities	$ 82	$ (7)	$ 75	$ 64	$ 3	$ 67
Taxable securities	(558)	(280)	(838)	113	160	273
Federal funds sold and cash in banks	2	(80)	(78)	(47)	(129)	(176)
Net loans and loans held for sale	1,689	(2,615)	(926)	1,874	(4,686)	(2,812)
Total interest income	$ 1,215	$ (2,982)	$ (1,767)	$ 2,004	$ (4,652)	$ (2,648)
Interest paid on:						
NOW deposits	43	(208)	(165)	45	(147)	(102)
Money market deposits	60	(88)	(28)	(62)	(78)	(140)
Savings deposits	(309)	(512)	(821)	(61)	(1,459)	(1,520)
Time deposits	1,053	(3,244)	(2,191)	457	(1,659)	(1,202)
Borrowed funds	36	(147)	(111)	1,173	(877)	296
Total interest expense	$ 883	$ (4,199)	$ (3,316)	$ 1,552	$ (4,220)	$ (2,668)
Increase (decrease) in net interest income	$ 332	$ 1,217	$ 1,549	$ 452	$ (432)	$ 20

Deposits

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, certificates of deposit and regular savings accounts. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. The Bank also utilizes the brokered certificate of deposit market and the Promontory Interfinancial Network (CDARS) program for funding needs for loan origination and liquidity. These brokered and CDARS deposits are included in time deposits on the balance sheet. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the indicated periods, the average amount of and average rate paid on each of the following deposit categories (dollar amounts in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
Deposit Category						
Non-interest bearing demand deposits	$36,806	–	$34,034	–	$35,062	–
NOW and money market deposits	47,245	0.74%	40,447	1.34%	39,917	1.97%
Savings deposits	52,515	1.12%	67,259	2.09%	68,691	4.26%
Time deposits	256,146	3.05%	231,736	4.31%	222,664	5.03%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2009 and 2008 were as follows:

	2009	**2008**
	($ in thousands)	
Three months or less	$ 41,119	$ 37,231
Over three months through six months	21,330	25,122
Over six months through twelve months	63,001	95,180
Over twelve months	53,673	13,345
Total	$ 179,123	$ 170,878

Borrowed Funds

The Bank's borrowed funds consist of short-term borrowings and long-term debt, including federal funds purchased, retail repurchase agreements and lines of credit with the Federal Home Loan Bank and the Federal Reserve. The average balance of borrowed funds was approximately $38.4 million for the year ended December 31, 2009, compared to $36.8 million for the year ended December 31, 2008.

The most significant borrowed funds categories for the Bank are the lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" program, a 1-4 family and commercial real estate loans line of credit (1-4 LOC), and two long-term convertible advances.

At December 31, 2009 and 2008, there was no outstanding balance on the LHFS line of credit. The average balance outstanding for the year 2009 on the LHFS line of credit was $1,744,000 with a weighted average interest rate of 1.05%. The average balance outstanding for the year 2008 on the LHFS line of credit was $76,000 with a weighted average interest rate of 3.20%. The maximum amount outstanding on the LHFS line of credit at any month end during 2009 was $10,756,000, compared to $4,000,000 in 2008. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

At December 31, 2009, the outstanding balance on the 1-4 LOC was $3,600,000 with an interest rate of 0.36%, compared to an outstanding balance of $6,000,000 with an interest rate of 0.46% at December 31, 2008. The average balance outstanding on the 1-4 LOC was $4,626,000 for 2009 with a weighted average interest rate of 0.47%. The average balance outstanding on the 1-4 LOC was $8,298,000 for 2008 with a weighted average interest rate of 2.40%. The maximum amount outstanding on the 1-4 LOC at any month end during 2009 was $8,600,000, compared to $24,200,000 in 2008. This 1-4 LOC is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale, and commercial real estate loans. The interest rate on the 1-4 LOC is equal to the Federal Home Loan Bank's Daily Rate Credit Program.

During 2007, a long-term convertible advance was established as an additional line of credit. At December 31, 2009, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.833%. This advance matures December 2012 and is callable until December 2010. An additional, but similar, long-term convertible advance was established during 2008. At December 31, 2009, the outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and is callable until May 2010.

Loan Portfolio

The Bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans. As of December 31, 2009, the Bank's loan portfolio consisted of 59.1% real estate mortgage loans, 31.9% real estate construction loans, 6.8% commercial loans and 2.2% consumer/installment loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, loans for general working capital and letters of credit.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

The Bank's real estate mortgage loans include commercial mortgage lending and residential mortgage lending. The Bank's commercial mortgage loans are generally secured by office buildings, retail establishments and other types of property. The Bank's residential mortgage loans are primarily single-family residential loans secured by the residential property.

The Bank's real estate construction loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas and the Jacksonville, Florida area.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate such loans and sell them to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
			($ in thousands)		
Type of Loan					
Commercial, financial and agricultural	$22,906	$31,173	$29,582	$27,692	$29,945
Real estate – construction	107,429	105,032	89,580	73,502	55,737
Real estate – mortgage	199,190	191,152	192,668	169,141	152,497
Installment and consumer	7,468	9,092	10,487	10,609	10,189
Subtotal	$336,993	$336,449	$322,317	$280,944	$248,368
Less:					
Unearned income and deferred loan fees	(144)	(156)	(116)	(61)	(57)
Allowance for possible loan losses	(5,072)	(4,284)	(5,059)	(4,386)	(3,756)
Total (net of allowance)	$ 331,777	$ 332,009	$ 317,142	$ 276,497	$ 244,555

In addition to the above, the Bank also had $58.1 million and $28.4 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division at December 31, 2009 and 2008, respectively.

The table below presents an analysis of maturities of certain categories of loans as of December 31, 2009:

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
		($ in thousands)		
Commercial, financial and agricultural	$ 14,615	$ 7,545	$ 746	$ 22,906
Real estate-construction	88,870	18,559	-	107,429
Total	$ 103,485	$ 26,104	$ 746	$ 130,335

The following is a presentation of an analysis of sensitivities of certain loans (those presented in the maturity table above) to changes in interest rates as of December 31, 2009 (in thousands):

Loans due after 1 year with predetermined interest rates	$ 13,772
Loans due after 1 year with floating interest rates	$ 13,078
Total loans due after 1 year	$ 26,850

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2009	2008	2007	2006	2005
Loans accounted for on a non-accrual basis			($ in thousands)		
Number	63	56	65	49	73
Amount	$ 6,190	$ 5,061	$ 11,558	$ 2,286	$ 1,708
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	-	3	4	2	10
Amount	$ -	$ 1	$ 18	$ 71	$ 297

During 2009, the Bank classified $4.2 million in loans as "troubled debt restructurings" as defined in ASC 310-40. There were no loans classified as "troubled debt restructurings" in 2008.

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of approximately $287,000 and $504,000 in 2009 and 2008, respectively, would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2009 and 2008 on loans that have been accounted for on a non-accrual basis.

At December 31, 2009, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
			($ in thousands)		
Allowance for loan losses, beginning of year	$4,284	$5,059	$4,386	$3,756	$3,416
Charge offs:					
Construction, land development and other land loans	1,382	1,107	-	-	-
Commercial, financial and agricultural	208	223	163	106	521
Installment and consumer	199	110	97	95	129
Real estate – mortgage	553	824	28	98	73
	2,342	2,264	288	299	723
Recoveries:					
Construction, land development and other land loans	-	-	-	-	-
Commercial, financial and agricultural	14	5	10	16	34
Installment and consumer	29	25	31	7	7
Real estate – mortgage	5	3	11	8	-
	48	33	52	31	41
Net (charge-offs) recoveries	(2,294)	(2,231)	(236)	(268)	(682)
Provision charged to operations	3,082	1,456	909	898	1,022
Allowance for loan losses, end of year	$5,072	$4,284	$5,059	$4,386	$3,756
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(.67%)	(.67%)	(.08%)	(.10%)	(.29%)

Allowance for Loan Losses

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled approximately $5,072,000 at December 31, 2009, which is allocated according to the following table, along with the percentage of loans in each category to total loans (dollar amounts in thousands):

	2009		2008		2007		2006		2005	
	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans
					($ in thousands)					
Commercial, financial and agricultural	$259	6.8%	$436	9.3%	$562	9.2%	$883	9.9%	$543	12.1%
Real estate - construction	2,364	31.9%	1,838	31.2%	1,928	27.8%	1,442	26.2%	1,312	22.4%
Real estate - Mortgage	2,146	59.1%	1,770	56.8%	2,247	59.8%	1,760	60.2%	1,671	61.4%
Consumer and installment	176	2.2%	133	2.7%	195	3.2%	191	3.7%	136	4.1%
Unallocated	127	--	107	--	127	--	110	--	94	--
Total	$5,072		$4,284		$5,059		$4,386		$3,756	

In evaluating the Bank's allowance for loan losses, management takes into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Real estate mortgage loans constituted approximately 59.1% of outstanding loans at December 31, 2009. These loans include both commercial and residential mortgage loans. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values. Residential mortgages are generally secured by the underlying residence. Management of the Bank currently believes that these loans are adequately secured.

Real estate construction loans represented approximately 31.9% of the Bank's outstanding loans at December 31, 2009. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas in Georgia and Florida. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Commercial loans represented approximately 6.8% of outstanding loans at December 31, 2009. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis, and at December 31, 2009, over 99% of the Bank's commercial loans were secured. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Consumer and installment loans represented approximately 2.2% of outstanding loans at December 31, 2009 and are also well secured. At December 31, 2009, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

Cash and Due from Banks

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in "Cash and Due from Banks." As of December 31, 2009, interest-bearing cash on deposit with correspondent banks totaled $2.1 million and funds required to be on reserve with the Federal Reserve totaled $78,000 compared to $1.3 million and $960,000, respectively, as of December 31, 2008. Interest-bearing cash on deposit in the Federal Reserve excess balance fund was $0 as of December 31, 2009 and this fund was not used in 2008.

Investments

As of December 31, 2009, investment securities comprised approximately 9.2% of the Bank's assets. The Bank invests primarily in obligations of the United States or agencies of the United States, mortgage-backed securities and obligations, certain obligations of states and municipalities, corporate securities, Federal Home Loan Bank stock, and bank-owned life insurance. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale.

	December 31,		
	2009	**2008**	**2007**
		($ in thousands)	
Obligations of the U.S. Treasury and other U.S. government agencies	$ 10,652	$ 27,330	$ 32,148
Mortgage-backed securities	23,904	20,190	19,332
Obligations of States and political subdivisions	9,783	9,924	7,243
Corporate obligations	122	150	183
Total investment securities	$ 44,461	$ 57,594	$ 58,906
Federal Home Loan Bank stock	2,828	2,201	1,487
Total investment securities and FHLB stock	$ 47,289	$ 59,795	$ 60,393

The following tables present the contractual maturities and weighted average yields of the Bank's investment securities as of December 31, 2009:

	Maturities of Investment Securities			
	LESS THAN ONE YEAR	ONE TO FIVE YEARS	FIVE TO TEN YEARS	OVER TEN YEARS
	($ in thousands)			
Obligations of the U.S. Treasury and other U.S. government agencies	$ -	$ 2,018	$1,508	$7,126
Mortgage-backed securities	-	819	1,345	21,740
Obligations of States and political subdivisions	340	360	4,300	4,783
Corporate obligations	-	-	122	-
Federal Home Loan Bank stock	2,828	-	-	-
Total	$3,168	$3,197	$7,275	$33,649

	Weighted Average Yields			
	LESS THAN ONE YEAR	ONE TO FIVE YEARS	FIVE TO TEN YEARS	OVER TEN YEARS
Obligations of the U.S. Treasury and other U.S. government agencies	-	5.30%	4.95%	5.47%
Mortgage-backed securities	-	2.94%	5.18%	4.25%
Obligations of States and political subdivisions	3.91%	5.91%	5.67%	5.79%
Corporate obligations	-	-	5.53%	-
Federal Home Loan Bank stock	-	-	-	-
Total weighted average yield	3.91%	4.77%	5.42%	4.73%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

With the exception of collateralized mortgage obligations, the Bank did not have investments with a single issuer exceeding, in the aggregate, 10% of the Company's shareholders' equity.

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, "Investments in Insurance Contracts," this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2009, the BOLI cash surrender value was $8,812,000, resulting in other income for 2009 of $410,000 and an annualized net yield of 4.78%.

Return on Equity and Assets

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2009	2008	2007
Return on Average Assets	0.79%	0.62%	0.69%
Return on Average Equity	8.93%	7.36%	8.39%
Dividend Payout Ratio	--	--	--
Equity to Assets Ratio	8.94%	8.48%	8.03%

Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2009, the Bank's liquidity ratio was 23.4% as compared to 20.4% at December 31, 2008. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with First National Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2009 with a total market value of $47.3 million in its available-for-sale portfolio and Federal Home Loan Bank stock which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2009, the Bank was asset sensitive except in the 3-12 month time frame.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2009 (in thousands):

	0-3 mos.	3-12 mos.	1-5 years	5 years or more	Total
Taxable securities	$ -	$ -	$ 2,837	$ 31,841	$ 34,678
Tax-exempt securities	-	340	360	9,083	9,783
Federal funds sold and cash in banks	16,230	-	-	-	16,230
Loans	176,656	86,122	126,065	6,141	394,984
Total rate sensitive assets	192,886	86,462	129,262	47,065	455,675
NOW and money market deposits	55,627	-	-	-	55,627
Savings deposits	51,424	-	-	-	51,424
Time deposits	55,757	122,428	77,753	464	256,402
Total rate sensitive deposits	162,808	122,428	77,753	464	363,453
Borrowed funds	7,297	-	-	-	7,297
Total rate sensitive liabilities	170,105	122,428	77,753	464	370,750
Excess of rate sensitive assets less rate sensitive liabilities	$22,781	$ (35,966)	$ 51,509	$ 46,601	$ 84,925
Cumulative ratio of rate sensitive assets to liabilities	113%	95%	110%	123%	
Cumulative gap	$ 22,781	$ (13,185)	$ 38,324	$84,925	

Capital Resources

The equity capital of the Bank totaled $43.1 million at December 31, 2009, an increase of $4.1 million, or 10.5%, from equity capital of $39.0 million at December 31, 2008. The increase in equity capital was attributable to the Bank's net income of $3.9 million and an increase of $0.2 million in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities which, under ASC 320-10, *"Investments-Debt and Equity Securities,"* is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account. The equity capital of the Company totaled $43.3 million at December 31, 2009 compared to $39.1 million at December 31, 2008.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2009. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2009:

	December 31, 2009	Minimum Regulatory Requirement
Bank		
Total Risk-based Capital ratio	11.69%	8.0%
Tier 1 Capital ratio	10.45%	4.0%
Leverage ratio	8.91%	4.0%
Company – Consolidated		
Total Risk-based Capital ratio	11.74%	8.0%
Tier 1 Capital ratio	10.50%	4.0%
Leverage ratio	8.96%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Fair Value Measurement

On January 1, 2008, the Company adopted ASC 820-10, "Fair Value Measurements and Disclosures," which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. ASC 820-10 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820-10 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. Under ASC 820-10, the Company bases fair values as defined above. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820-10. This standard also requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and therefore measurements are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2009 and December 31, 2008 (in millions):

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net of allowance	$ 395.0	$ 435.5	$ 360.4	$ 392.3
Time deposits	$ 256.4	$ 259.7	$ 240.3	$ 245.1

Under ASC 820-10, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities at December 31, 2009.

Level 2 – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal markets for these securities are the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2009, Level 2 securities include U.S. Government agency obligations, state and municipal bonds, corporate debt securities, mortgage-backed securities, and FHLB stock.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2009.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2009, the Company classified $47.3 million of investment securities available-for-sale subject to recurring fair value adjustments as Level 2.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $58.1 million of loans held for sale at December 31, 2009.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with ASC 310-10-35. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC 820-10, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loans as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans, classified as Level 2, totaled $18.9 million at December 31, 2009 and had specific loan loss allowances aggregating $1.0 million.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimate of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3. There were no fair value adjustments related to foreclosed real estate of $4.5 million at December 31, 2009.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis ($ in thousands):

			Fair Value Measurements at December 31, 2009, Using,		
Description	**Total Carrying Amount in the Consolidated Balance Sheet 12/31/2009**	**Assets/ Liabilities Measured at Fair Value 12/31/2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Available-for-sale securities, including FHLB Stock	$47,289	$47,289	$ -	$47,289	$ -

Market Risk

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship that compares rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be re-priced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk.

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not re-price on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical re-pricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments at December 31, 2009 and 2008:

	December 31, 2009	**December 31, 2008**
	($ in thousands)	
Commitments to extend credit	$ 59,082	$ 56,426
Standby letters of credit	5,712	5,102
Total	$ 64,794	$ 61,528

Contractual Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2009, based upon rates in effect at December 31, 2009.

		Payments Due by Period ($ in thousands)			
	Total	**Less than 1 Year**	**1-3 years**	**3-5 years**	**More than 5 Years**
Time Deposits	$261,958	$181,869	$78,673	$951	$465
Long-Term Debt	28,447	957	11,915	15,575	-
Data Processing Obligations	1,317	1,129	188	-	-
Operating Lease Obligations	955	301	503	151	-
Service Contract Obligations	531	288	243	-	-
Total	$293,208	$184,544	$91,522	$16,677	$465

GEORGIA ★ CAROLINA
Bancshares, Inc.

Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and cash flows, for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
March 26, 2010

GEORGIA★CAROLINA Bancshares, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

($ in thousands, except per share amounts)

ASSETS

	2009	2008
Cash and due from banks	$ 13,055	$ 9,954
Federal funds sold	3,175	-
Securities available-for-sale	44,461	57,594
Loans, net of allowance for loan losses of $5,072 and $4,284, respectively	331,777	332,009
Loans held for sale	58,135	28,402
Bank premises and fixed assets	9,654	10,081
Accrued interest receivable	1,851	1,934
Foreclosed real estate, net of allowance	4,466	7,217
Deferred tax asset, net	1,018	996
Federal Home Loan Bank stock	2,828	2,201
Bank-owned life insurance	8,812	8,402
Other assets	4,781	2,038
Total assets	**$ 484,013**	**$ 460,828**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Liabilities		
Deposits		
Non-interest bearing	$ 41,787	$ 34,121
Interest-bearing:		
NOW accounts	36,395	37,373
Savings	51,424	55,426
Money market accounts	19,232	9,772
Time deposits of $100,000 or more	179,123	170,878
Other time deposits	77,279	69,439
Total deposits	405,240	377,009
Federal funds purchased	-	1,148
Federal Home Loan Bank borrowings	3,600	6,000
Deposit agreements	3,697	8,611
Current portion of long-term debt	-	100
Long-term debt	25,000	25,400
Other liabilities	3,203	3,476
Total liabilities	440,740	421,744
Shareholders' equity		
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,499,477 and 3,456,816 shares issued and outstanding, respectively	4	4
Additional paid-in capital	15,567	15,268
Retained earnings	27,355	23,604
Accumulated other comprehensive income	347	208
Total shareholders' equity	43,273	39,084
Total liabilities and shareholders' equity	**$ 484,013**	**$ 460,828**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA Bancshares, Inc.

CONSOLIDATED STATEMENTS OF INCOME

For The Years Ended December 31, 2009, 2008 and 2007

($ in thousands, except per share amounts)

	2009	2008	2007
Interest income			
Interest and fees on loans	$ 22,260	$ 23,186	$ 25,998
Interest on taxable securities	1,925	2,763	2,490
Interest on nontaxable securities	412	337	270
Interest on Federal funds sold and cash in banks	7	85	261
Total interest income	24,604	26,371	29,019
Interest expense			
Interest on time deposits of $100,000 or more	5,415	6,414	6,687
Interest on other deposits	3,330	5,536	8,227
Interest on funds purchased and other borrowings	977	1,088	792
Total interest expense	9,722	13,038	15,706
Net interest income	14,882	13,333	13,313
Provision for loan losses	3,082	1,456	909
Net interest income after provision for loan losses	11,800	11,877	12,404
Non-interest income			
Service charges on deposits	1,496	1,338	1,273
Gain on sale of mortgage loans	9,735	7,152	7,762
Other income	2,926	1,430	897
Total non-interest income	14,157	9,920	9,932
Non-interest expense			
Salaries and employee benefits	12,776	10,958	11,131
Occupancy expenses	1,516	1,546	1,523
Other expenses	6,610	5,241	5,162
Total non-interest expense	20,902	17,745	17,816
Income before income taxes	5,055	4,052	4,520
Income tax expense	1,303	1,252	1,619
Net income	**$ 3,752**	**$ 2,800**	**$ 2,901**
Earnings per share			
Basic	**$ 1.08**	**$ .82**	**$ .85**
Diluted	**$ 1.07**	**$ .80**	**$ .83**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For The Years Ended December 31, 2009, 2008 and 2007

($ in thousands)

	2009	2008	2007
Net income	$ 3,752	$ 2,800	$ 2,901
Unrealized holding gain (loss) arising during the period, net of tax	139	(7)	496
Comprehensive Income	**$ 3,891**	**$ 2,793**	**$ 3,397**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2009, 2008 and 2007

($ in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2007	3,376,522	$ 4	$ 14,500	$ 17,903	$ (281)	$ 32,126
Net income	-	-	-	2,901	-	2,901
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	496	496
Proceeds from exercise of stock options	8,500	-	33	-	-	33
Stock-based compensation expense	-	-	226	-	-	226
Issuance of stock for compensation	13,701	-	189	-	-	189
Balance at December 31, 2007	3,398,723	4	14,948	20,804	215	35,971
Net income	-	-	-	2,800	-	2,800
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(7)	(7)
Proceeds from exercise of stock options	43,133	-	21	-	-	21
Stock-based compensation expense	-	-	134	-	-	134
Issuance of stock for compensation	14,960	-	165	-	-	165
Balance at December 31, 2008	3,456,816	4	15,268	23,604	208	39,084
Net income	-	-	-	3,752	-	3,752
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	139	139
Proceeds from exercise of stock options	21,103	-	52	-	-	52
Stock-based compensation expense	-	-	80	-	-	80
Issuance of stock for compensation	21,558	-	167	(1)	-	166
Balance at December 31, 2009	**3,499,477**	**$ 4**	**$ 15,567**	**$ 27,355**	**$ 347**	**$ 43,273**

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA Bancshares, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2009, 2008 and 2007

($ in thousands)

	2009	2008	2007
Cash flows from operating activities			
Net income	$ 3,752	$ 2,800	$ 2,901
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	677	723	752
Provision for loan losses	3,082	1,456	909
Gains on sales of foreclosed real estate	(1,764)	(13)	(33)
(Gains) losses on sales of premises and equipment	-	(1)	32
Increase in cash value of bank-owned life insurance	(410)	(316)	(86)
Stock-based compensation expense	80	134	226
Stock compensation	166	165	189
Deferred income tax	(245)	323	(234)
Net originations, proceeds and gain on loans held for sale	(29,733)	11,145	17,211
(Increase) decrease in accrued interest receivable	83	181	(377)
Increase (decrease) in accrued interest payable	(721)	(1,110)	54
Net change in other assets and liabilities	(2,386)	226	(8,384)
Net cash provided by (used in) operating activities	(27,419)	15,713	13,160
Cash flows from investing activities			
(Increase) decrease in Federal funds sold	(3,175)	-	1,182
Loan originations and collections, net	(9,187)	(24,983)	(42,690)
Purchases of available-for-sale securities	(16,183)	(27,262)	(18,876)
Proceeds from maturities and calls of available-for-sale securities	29,533	28,564	14,017
Purchases of restricted securities	(1,995)	(4,816)	(4,248)
Proceeds from sales of restricted securities	1,368	4,102	4,892
Proceeds from sale of foreclosed real estate	10,852	1,939	1,285
Net additions to premises and equipment	(145)	(266)	(456)
Net cash provided by (used in) operating activities	11,068	(22,722)	(44,894)
Cash flows from financing activities			
Increase (decrease) in deposits	28,231	(2,957)	38,624
Increase (decrease) in FHLB borrowings	(2,400)	14,657	(15,485)
Increase (decrease) in repurchase agreements and other borrowings	(6,431)	(1,502)	4,197
Proceeds from stock options exercised	52	21	33
Net cash provided by financing activities	19,452	10,219	27,369
Net increase (decrease) in cash and due from banks	3,101	3,210	(4,365)
Cash and due from banks at beginning of the year	9,954	6,744	11,109
Cash and due from banks at end of the year	**$ 13,055**	**$ 9,954**	**$ 6,744**

See notes to consolidated financial statements.

GEORGIA★CAROLINA Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 1 - Summary of significant accounting policies

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been made to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market. The Bank is also the parent company of Willhaven Holdings, LLC, which holds certain other real estate of the Bank.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and the Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Significant concentrations of deposit risk: In October and November 2008, the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage was extended until December 31, 2013 by Congress in May 2009. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits.

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia and Alabama. Balances generally exceed insured amounts.

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Note 1 - Summary of significant accounting policies (continued)

Restricted equity securities without a readily determinable fair value are recorded at cost.

The Bank has not classified any securities as held-to-maturity or trading.

Realized gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary, results in write-downs of individual securities to their fair value.

The amortization or premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities.

Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and interest income: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans, as the Bank only holds the loans in the portfolio temporarily until funding from the investor is completed.

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by ASC 815-10, "Derivatives and Hedging." Loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a best efforts forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2009 and 2008

Note 1 - Summary of significant accounting policies (continued)

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairments on loans are charged to the allowance for loan losses. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Note 1 - Summary of significant accounting policies (continued)

Bank-owned life insurance (BOLI): In order to insure the lives of its key officers, the Bank has acquired a bank-owned life insurance policy. BOLI is recorded at its cash surrender value, net of surrender charges and/or early termination charges, in accordance with ASC 325-30, "Investments in Insurance Contracts." The change in cash value is recorded as other income/ expense.

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with ASC 740-10, "Income Taxes," it is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes and to disclose the recognized interest and penalties, if material.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with ASC 260-10, "Earnings Per Share." This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential future issuances of common stock. The Company's outstanding stock options are the primary component of the Company's diluted earnings per share.

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Deposit liabilities, other borrowings, and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates of deposits.

Note 1 - Summary of significant accounting policies (continued)

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Stock-based compensation: The Company uses the fair value recognition provisions of ASC 718-10, *"Compensation-Stock Compensation,"* to account for compensation costs under its stock option plans. In adopting ASC 718-10, the Company elected to use the modified prospective method to account for the transition from the previously utilized intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. See Note 10 for additional information regarding the Company's stock-based compensation plans.

Recently issued accounting standards

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, *"Measuring Liabilities at Fair Value,"* which updates ASC 820-10, *"Fair Value Measurements and Disclosures."* ASU 2009-05 clarifies that the fair value of a liability can be measured relative to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. ASU 2009-05 is effective beginning October 1, 2009. The adoption of ASU 2009-05 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In June 2009, the FASB issued an update to Accounting Standard Codification 105-10, *"Generally Accepted Accounting Principles."* This update established the FASB Accounting Standard Codification (Codification) as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. The Codification replaces SFAS 162, *"The Hierarchy of Generally Accepted Accounting Principles,"* previously issued by the FASB in May 2008 and adopted by the Company in 2008 as required. In the establishment of the Codification, SFAS 162 was grandfathered into ASC 105-10-70-1. The Codification is effective for interim and annual periods ending after September 15, 2009 and is a reorganization of existing U.S. GAAP and does not change existing U.S. GAAP. The Company adopted the Codification during the third quarter of 2009 as required. The adoption of the Codification did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In April 2009, the FASB updated ASC 820-10, *"Fair Value Measurements and Disclosures,"* to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly and identifying circumstances that indicate a transaction is not orderly. The provisions of this update to ASC 820-10 were effective for the Company's interim period ending on June 30, 2009. The Company adopted this update during the second quarter of 2009 as required. The adoption of this update to ASC 820-10 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 1 - Summary of significant accounting policies (continued)

In April 2009, the FASB updated ASC 320-10, *"Investments-Debt and Equity Securities."* This update amends current other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This update does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The provisions of this update to ASC 320-10 were effective for the Company's interim period ending on June 30, 2009. The Company adopted this update during the second quarter of 2009 as required. The adoption of this update to ASC 320-10 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In April 2009, the FASB updated ASC 825-10, *"Financial Instruments,"* to require disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. This update to ASC 825-10 was effective for the Company's interim period ending on June 30, 2009 and amended only the disclosure requirements about fair value of financial instruments in interim periods. The Company adopted this update during the second quarter of 2009 as required. The adoption of this update to ASC 825-10 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In October 2008, the FASB updated ASC 820-10, *"Fair Value Measurements and Disclosures,"* to clarify the application of this standard in an inactive market and which provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This update to ASC 820-10 was effective upon issuance, including prior periods for which financial statements had not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (ASC 250-10, *"Accounting Changes and Error Corrections"*). The disclosure provisions of ASC 250-10 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The Company adopted this update to ASC 820-10 on October 1, 2008 as required. The adoption of this update to ASC 820-40 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2008, the FASB updated ASC 815-10, *"Derivatives and Hedging,"* which amends and enhances disclosure requirements for sellers of credit derivatives. This update to ASC 815-10 became effective for interim and annual reporting periods ending after November 15, 2008. The Company adopted this update as of December 31, 2008 as required. The adoption of this update to ASC 815-10 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In March 2008, the FASB issued ASC 815-10, *"Derivatives and Hedging,"* which requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. ASC 815-10 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of ASC 815-10 have been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. ASC 815-10 became effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted this statement on January 1, 2009 as required. The adoption of ASC 815-10 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 1 - Summary of significant accounting policies (continued)

In February 2008, the FASB issued ASC 860-10, *"Transfers and Servicing,"* which addresses the issue of whether or not the transfers of financial assets and repurchase financing transactions should be viewed as two separate transactions or as one "linked" transaction. ASC 860-10 includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. ASC 860-10 became effective for fiscal years beginning after November 15, 2008 and applied only to original transfers made after that date; early adoption was not allowed. The Company adopted this statement on January 1, 2009 as required. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Other accounting standards that have been issued or proposed by the FASB or other standards- setting bodies, but not specifically addressed in this report, are not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 2 - Cash and due from banks

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in Cash and due from banks. As of December 31, 2009, interest-bearing cash on deposit with correspondent banks totaled $2.1 million and funds required to be on reserve with the Federal Reserve totaled $78,000 compared to $1.3 million and $960,000, respectively, as of December 31, 2008. Interest-bearing cash on deposit in the Federal Reserve excess balance fund was $0 as of December 31, 2009 and this fund was not used in 2008.

Note 3 - Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, 2009 and 2008 are shown below:

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 10,501	$ 151	$ -	$ 10,652
Mortgage-backed	23,446	680	(222)	23,904
Corporate obligations	195	-	(73)	122
State and municipal	9,776	134	(127)	9,783
Total	$ 43,918	$ 965	$ (422)	$ 44,461

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 26,690	$ 640	$ -	$ 27,330
Mortgage-backed	19,899	423	(132)	20,190
Corporate obligations	194	-	(44)	150
State and municipal	10,482	30	(588)	9,924
Total	$ 57,265	$ 1,093	$ (764)	$ 57,594

The amortized cost and fair value of securities as of December 31, 2009 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	($ in thousands)	
Less than one year	$ 335	$ 340
One to five years	2,345	2,378
Five to ten years	6,032	5,930
Over ten years	11,760	11,909
Mortgage-backed securities	23,446	23,904
Total	$ 43,918	$ 44,461

Note 3 - Investment securities (continued)

Securities with a carrying amount of approximately $43.3 million at December 31, 2009 and $41.5 million at December 31, 2008 were pledged to secure public deposits and for other purposes.

There were no material gross realized gains or gross realized losses on sales of securities during 2009, 2008, or 2007.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	2009			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U. S. agency	$ -	$ -	$ -	$ -
State and municipal	(1)	197	(126)	1,426
Corporate obligations	-	-	(73)	122
Mortgage-backed	(170)	7,019	(52)	763
Total	$ (171)	$ 7,216	$ (251)	$ 2,311

	2008			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U. S. agency	$ -	$ -	$ -	$ -
State and municipal	(400)	6,440	(188)	742
Corporate obligations	-	-	(44)	150
Mortgage-backed	(131)	4,224	(1)	728
Total	$ (531)	$ 10,664	$ (233)	$ 1,620

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2009, the gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. All of the securities are mortgage-backed securities, municipal and state securities and corporate securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other than temporary.

Included in Other assets is an investment of approximately $604,000, net of amortization, in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately the next 6 years.

Note 4 - Loans

The composition of loans for the years ended December 31, 2009 and 2008 is summarized as follows:

	2009	2008
	($ in thousands)	
Commercial and industrial	$ 22,906	$ 31,173
Real estate – construction	107,429	105,032
Real estate – residential	66,050	65,958
Real estate – commercial	133,140	125,194
Consumer	7,468	9,092
	336,993	336,449
Deferred loan fees	(144)	(156)
	336,849	336,293
Allowance for loan losses	(5,072)	(4,284)
Loans, net	$ 331,777	$ 332,009

Changes in the allowance for loan losses are as follows:

	2009	2008	2007
		($ in thousands)	
Balance at beginning of the year	$ 4,284	$ 5,059	$ 4,386
Provision charged to operations	3,082	1,456	909
Recoveries	48	33	52
Loans charged off	(2,342)	(2,264)	(288)
Balance at end of the year	$ 5,072	$ 4,284	$ 5,059

Loans, classified as non-accrual, for which the accrual of interest had been discontinued or reduced, amounted to approximately $6,190,000 and $5,061,000 at December 31, 2009 and 2008, respectively. The allowance for loan losses specifically reserved for these non-accrual loans totaled approximately $266,000 and $388,000 at December 31, 2009 and 2008, respectively. There was approximately $4,984,000 and $2,697,000 in non-accrual loans that did not require a specific reserve in the allowance as of December 31, 2009 and 2008, respectively. Interest income on non-accrual loans, which would have been reported if on an accrual basis, amounted to approximately $287,000, $504,000 and $239,000 at December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, impaired loans totaled approximately $18,894,000 as compared to $19,539,000 identified as such at December 31, 2008. The allowance for loan losses specifically reserved for these impaired loans totaled approximately $1,047,000 and $831,000 as of December 31, 2009 and December 31, 2008, respectively. There were approximately $13,444,000 and $13,520,000 in impaired loans that did not require a specific reserve in the allowance for loan losses as of December 31, 2009 and December 31, 2008, respectively. The average recorded investment in impaired loans was approximately $20,352,000 and $20,603,000 at December 31, 2009 and December 31, 2008, respectively. Interest income, on an accrual basis, recognized on loans while they were impaired totaled approximately $879,000, $961,000 and $1,008,000 as of December 31, 2009, 2008 and 2007, respectively. Interest income, on a cash basis, recognized on loans while they were impaired totaled approximately $898,000, $923,000 and $882,000 as of December 2009, 2008 and 2007, respectively. The Bank's commitment to lend additional funds on impaired loans totaled $546,000 at December 31, 2009.

At December 31, 2009, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $13,820,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for the years ended December 31, 2009 and 2008:

Note 4 - Loans (continued)

	2009	2008
	($ in thousands)	
Balance at beginning of the year	$ 14,086	$ 4,061
Advances	8,136	10,921
Repayments	(8,402)	(896)
Balance at end of the year	$ 13,820	$ 14,086

Note 5 - Foreclosed real estate

A summary of foreclosed real estate for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
	($ in thousands)	
Carrying amount of property	$ 4,466	$ 7,217
Less: valuation allowance	-	-
Balance at end of the year	$ 4,466	$ 7,217

There was no provision charged to income for each of the years presented.

Note 6 - Bank premises and equipment

Bank premises and equipment consist of the following for the years ended December 31, 2009 and 2008:

	2009	2008
	($ in thousands)	
Land and improvements	$ 3,844	$ 3,844
Building and improvements	6,331	6,321
Equipment, furniture and fixtures	4,682	4,583
	14,857	14,748
Less: accumulated depreciation	(5,203)	(4,667)
Premises and equipment, net	$ 9,654	$ 10,081

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was approximately $572,000, $618,000 and $647,000, respectively.

Note 7 - Deposits

At December 31, 2009 and 2008, the scheduled maturities of time deposit liabilities were as follows:

	2009	2008
	($ in thousands)	
One year or less	$ 178,185	$ 215,172
Over one year through three years	76,829	24,245
Over three years	1,388	900
Balance at end of the year	$ 256,402	$ 240,317

Note 7 - Deposits (continued)

To manage the Bank's funding capabilities, the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Total deposit agreements were approximately $3.7 million and $8.6 million at December 31, 2009 and 2008, respectively.

Note 8 - Federal Home Loan Bank advances

As of December 31, 2009 and 2008, the Bank had credit availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2009 was the "Loans Held for Sale" (LHFS) program. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2009 and 2008, the Bank did not have a balance outstanding under the LHFS program. The Bank also maintains a line of credit with the FHLB which is secured by 1-4 family and commercial real estate loans held in the Bank's loan portfolio. As of December 31, 2009 and 2008, the 1-4 family line of credit balances were $3.6 million and $6.0 million, respectively. The weighted average interest rate on the outstanding balance for this line was 0.63% and 2.71% as of December 31, 2009 and 2008, respectively. In 2007, a long-term convertible advance was established. At December 31, 2009, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and is callable until December 2010. An additional but similar long-term convertible advance was established during 2008. At December 31, 2009, the outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and is callable until May 2010.

Note 9 - Line of credit

The Company has a line of credit issued in June 2009 with its correspondent bank, First National Bankers Bank, which provides the Company the ability to draw a principal sum of $1.0 million in periodic advances with a maturity date of June 5, 2010. Interest is calculated annually using a rate of prime plus 0.75% (4.00% at December 31, 2009) with a floor of 4.00%. The line of credit is secured through the pledge of all issued and outstanding shares of the Bank's capital stock. The outstanding principal balance at December 31, 2009 was $0. The arrangement requires the Company and Bank to comply with financial covenants related to capital levels, the levels of non-performing assets, and other financial matters. At December 31, 2009, the Company and the Bank were in compliance with all of these covenants. Future noncompliance with this covenant would not have a material impact on the Company's ability to meet future obligations.

Note 10 - Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $171,000, $161,000, and $170,000, respectively, for each of the years in the three year period ended December 31, 2009.

Note 11 - Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2009, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts (in thousands) and ratios as of December 31, 2009 and 2008 are also presented in the following tables:

	Actual		Required For Capital Adequacy Purposes		Required To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk weighted assets)						
Bank	$ 47,782	11.69%	$ 32,698	8.0%	$ 40,872	10.0%
Consolidated	$ 47,997	11.74%	$ 32,698	8.0%	$ 40,872	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 42,710	10.45%	$ 16,349	4.0%	$ 24,523	6.0%
Consolidated	$ 42,926	10.50%	$ 16,349	4.0%	$ 24,523	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 42,710	8.91%	$ 19,164	4.0%	$ 23,955	5.0%
Consolidated	$ 42,926	8.96%	$ 19,164	4.0%	$ 23,956	5.0%
As of December 31, 2008:						
Total capital (to risk weighted assets)						
Bank	$ 43,075	10.66%	$ 32,323	8.0%	$ 40,404	10.0%
Consolidated	$ 43,158	10.68%	$ 32,323	8.0%	$ 40,404	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 38,791	9.60%	$ 16,161	4.0%	$ 24,242	6.0%
Consolidated	$ 38,875	9.62%	$ 16,161	4.0%	$ 24,242	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 38,791	8.61%	$ 18,016	4.0%	$ 22,519	5.0%
Consolidated	$ 38,875	8.63%	$ 18,016	4.0%	$ 22,520	5.0%

Note 11 - Shareholders' equity and regulatory requirements (continued)

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The Plans provide for the grant of both incentive and nonqualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

On January 1, 2006, the Company adopted ASC 718-10, "Compensation-Stock Compensation," which requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. Prior to ASC 718-10, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. ASC 718-10 applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding at December 31, 2005. The effect of the adoption of the new accounting principle on results of operations depends on the level of option grants, the vesting period for those grants, and the fair value of the options granted as of such date. Existing options that vested after the adoption date resulted in additional compensation expense of approximately $80,000 in 2009. The Company utilized the disclosure requirements permitted by ASC 718-10 for transactions entered into during 2006 and thereafter. For the periods prior to January 1, 2006, the Company elected to remain with the former intrinsic value method of accounting for stock compensation.

As of December 31, 2009, the Company has two share-based compensation plans, which are described above, and has issued shares of common stock to non-employee directors as compensation for services rendered. The Company recorded $167,000, $165,000, and $189,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2009, 2008 and 2007, respectively. The expense recognized for these shares was equal to the fair value of the shares on the date of grant.

The fair value for these options was estimated on the date of grant using a lattice-based option valuation model that used the following range of assumptions for each of the years presented:

	2009	2008	2007
Expected volatility	66.8% - 95.7%	37.4% - 37.6%	40.8% - 40.8%
Weighted-average volatility	78.20%	37.53%	40.75%
Expected dividends	0%	0%	0%
Expected term (in years)	7.0% - 7.0%	7.0 – 7.0	7.0 - 7.0
Risk-free rate	3.00%	3.30%	4.73%

In addition, the model assumed that each option was exercised in the initial year of vesting.

Note 11 - Shareholders' equity and regulatory requirements (continued)

For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a seven-year period. The plans provide that vesting periods may not exceed ten years.

A summary of the Company's stock option activity under the plans as of December 31, 2009 and 2008, and changes and related information, for the years then ended is presented below:

Options	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	286,875	$ 9.18		
Granted	25,613	8.06		
Exercised	(27,700)	(3.79)		
Forfeited or expired	(10,900)	(7.43)		
Outstanding at December 31, 2009	273,888	$ 9.69	4.43	$ 267,086
Exercisable at December 31, 2009	217,894	$ 9.44	3.48	$ 265,265
Outstanding at January 1, 2008	324,441	$ 7.99		
Granted	23,934	10.85		
Exercised	(61,500)	(3.56)		
Forfeited or expired	-	-		
Outstanding at December 31, 2008	286,875	$ 9.18	4.43	$ 810,279
Exercisable at December 31, 2008	237,294	$ 8.35	3.70	$ 810,279

At December 31, 2009, options both outstanding and exercisable have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2009 was approximately 4.43 years or 53 months.

The estimated weighted-average grant date fair value of options granted and the total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Weighted-average grant date fair value	$ 5.70	$ 4.86	$ 7.30
Total intrinsic value of options exercised	$ 94,583	$ 396,161	$ 60,265

Note 11 - Shareholders' equity and regulatory requirements (continued)

A summary of the status of the Company's nonvested shares as of December 31, 2009 and 2008, and changes during the years then ended, is presented below:

Non-vested Shares	Shares	Wtd. Avg. Grant-Date Fair Value
Nonvested at January 1, 2009	49,581	$ 6.36
Granted	25,613	5.70
Vested	(15,200)	7.14
Forfeited	(4,000)	7.43
Nonvested at December 31, 2009	55,994	$ 5.82
Nonvested at January 1, 2008	40,455	$ 7.67
Granted	23,934	4.86
Vested	(14,808)	7.51
Forfeited	-	-
Nonvested at December 31, 2008	49,581	$ 6.36

As of December 31, 2009, there was $274,513 of total unrecognized compensation cost related to the Company's nonvested shares granted under the plans. This cost is expected to be recognized over a weighted-average period of 2.78 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007, was $115,712, $111,205 and $203,932, respectively.

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the years ended December 31, 2009, 2008 and 2007.

	2009		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS - Income available to common stockholders	$ 3,752	3,484,309	$ 1.08
Effect of stock options outstanding	-	8,562	(0.01)
Diluted EPS - Income available to common stockholders	$ 3,752	3,492,871	$ 1.07

	2008		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS - Income available to common stockholders	$ 2,800	3,426,860	$ 0.82
Effect of stock options outstanding	-	76,996	(0.02)
Diluted EPS - Income available to common stockholders	$ 2,800	3,503,856	$ 0.80

	2007		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS - Income available to common stockholders	$ 2,901	3,393,224	$ 0.85
Effect of stock options outstanding	-	115,382	(0.02)
Diluted EPS - Income available to common stockholders	$ 2,901	3,508,606	$ 0.83

Note 12 - Income taxes

Total income taxes in the statements of income for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008	2007
Current tax provision	$ 1,548	$ 929	$ 1,853
Deferred tax expense/(benefit)	(245)	323	(234)
Total income tax expense	$ 1,303	$ 1,252	$ 1,619

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2009	2008	2007
Federal statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	3.6	2.7	4.3
Tax-exempt income	(2.8)	(2.1)	(1.2)
Nondeductible interest	0.3	0.4	0.3
State tax credits	(2.6)	(2.1)	(3.0)
Bank-owned life insurance	(2.8)	(2.6)	(0.6)
Other	(3.9)	0.6	2.0
Total	25.8%	30.9%	35.8%

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated the effect of the guidance provided by U.S. Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective January 1, 2009. Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2009.

The primary components of deferred income taxes at December 31, 2009 and 2008 are as follows:

	2009	2008
	($ in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,285	$ 1,236
Unrealized loss on securities available-for-sale	-	-
Amortization of GA low-income housing tax credits	159	122
Executive compensation plans	151	70
Nonaccrual loan interest	33	-
Valuation allowance on GA low-income housing tax credits	(159)	(122)
Deferred income tax assets	1,469	1,306
Deferred tax liabilities		
Unrealized gain on securities available-for-sale	(195)	(117)
Qualified prepaids	(58)	-
Depreciation on bank premises and fixed assets	(198)	(193)
Deferred income tax liabilities	(451)	(310)
Net deferred income tax assets	$ 1,018	$ 996

Note 12 - Income Taxes (continued)

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

Note 13 - Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2009 and 2008:

	2009	2008
	($ in thousands)	
Commitments to extend credit	$ 59,082	$ 56,426
Standby letters of credit	5,712	5,102
Total	$ 64,794	$ 61,528

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into best efforts individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $45.6 million each at December 31, 2009 compared to approximately $34.8 million each at December 31, 2008. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2009 or December 31, 2008.

Note 13 - Commitments and contingencies (continued)

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2009 was approximately $65.8 million compared to approximately $35.8 million at December 31, 2008. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2009 or December 31, 2008.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, at December 31, 2009, there were no pending litigation matters in which the anticipated outcome would have a material adverse effect on the financial statements. During June 2008, a previously pending lawsuit initiated by the Bank against a borrower in default was settled in favor of the Bank and approximately $430,000 was received on August 8, 2008. This settlement was recorded in the third quarter of 2008.

The Bank is obligated under operating leases for certain office premises and equipment. Future minimum rental commitments for all non-cancelable operating leases total approximately $301,000 in 2010, $291,000 in 2011, $212,000 in 2012, $151,000 in 2013, and $0 thereafter. Rental expense of office premises and equipment was as follows:

	2009	2008	2007
		($ in thousands)	
Office premises rental expense	$ 284	$ 285	$ 276
Equipment rental expense	$ 13	$ 13	$ 27

Note 14 - Supplemental consolidated cash flow information

	2009	2008	2007
		($ in thousands)	
Income taxes paid	$ 1,630	$ 1,397	$ 2,354
Interest paid	$ 10,443	$ 14,147	$ 15,598
Interest received	$ 24,687	$ 26,552	$ 28,643
Real estate acquired by foreclosure (non-cash)	$ 6,337	$ 8,660	$ 1,136
Unrealized gain/(loss) on securities (non-cash)	$ 217	$ (11)	$ 775

Note 15 - Fair value of financial instruments

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820-10, "Fair Value Measurements and Disclosures." This standard also requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

Note 15 - Fair value of financial instruments (continued)

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2009 and 2008 (in millions):

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net of allowance	$ 395.0	$ 435.5	$ 360.4	$ 392.3
Time deposits	$ 256.4	$ 259.7	$ 240.3	$ 245.1

Estimated fair value information of investment securities is presented in Note 2 to the consolidated financial statements.

Under ASC 820-10, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities at December 31, 2009.

Level 2 – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2009, Level 2 securities include U.S. Government agency obligations, state and municipal bonds, corporate debt securities, mortgage-backed securities, and FHLB stock.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2009.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale, including FHLB stock, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2009, the Company classified $47.3 million of investment securities available-for-sale, including FHLB stock, subject to recurring fair value adjustments as Level 2.

Note 15 - Fair value of financial instruments (continued)

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $58.1 million of loans held for sale at December 31, 2009.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with ASC 310-10-35, "Receivables-Subsequent Measurements." The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC 820-10, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loans as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans, classified as Level 2, totaled $18.9 million at December 31, 2009 and had specific loan loss allowances aggregating $1.0 million.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed assets as nonrecurring Level 3. There were no fair value adjustments related to foreclosed real estate of $4.5 million at December 31, 2009.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis ($ in thousands):

			Fair Value Measurements at December 31, 2009, Using,		
Description	**Total Carrying Amount in the Consolidated Balance Sheet 12/31/2009**	**Assets/ Liabilities Measured at Fair Value 12/31/2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
Available-for-sale securities, including FHLB stock	$ 47,289	$ 47,289	$ -	$ 47,289	$ -

Note 16 - Bank-owned life insurance (BOLI)

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, "Investments in Insurance Contracts," this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2009, the BOLI cash surrender value was $8,811,742 resulting in other income for 2009 of $410,051 and an annualized net yield of 4.78%.

Note 17 - Other expenses

Other non-interest expenses for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
		($ in thousands)	
Data processing	$ 1,044	$ 904	$ 906
FDIC assessment	883	320	241
ORE expense/valuation adjustments	781	89	54
Legal and accounting	518	540	475
Printing and supplies	321	314	309
Advertising	237	277	309
Business development	151	167	159
Telecommunications	207	171	142
Outside services	349	381	415
Courier and postage	150	201	229
Software license fees	142	190	237
City and county taxes	264	263	241
Director fees	219	219	243
Travel and employee meals & entertainment	165	158	166
Other	1,179	1,047	1,036
Total	$ 6,610	$ 5,241	$ 5,162

Note 18 - Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008	2007
Unrealized holding gains/(losses) on available-for-sale securities	217	$ (11)	$ 775
Tax effect	(78)	4	(279)
Net of tax amount	139	$ (7)	$ 496

Note 19 - Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2009 and 2008 (in thousands, except earnings per share data).

Selected Quarterly Data
($ in thousands, except per share data)

	2009				2008			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Interest income	$ 6,385	$ 6,285	$ 6,154	$ 5,780	$ 6,123	$ 6,445	$ 6,700	$ 7,103
Interest expense	2,092	2,399	2,584	2,647	2,847	2,987	3,299	3,905
Net interest income	4,293	3,886	3,570	3,133	3,276	3,458	3,401	3,198
Provision for loan losses	1,172	670	613	627	730	518	(29)	237
Net interest income after provision for loan losses	3,121	3,216	2,957	2,506	2,546	2,940	3,430	2,961
Non-interest income	3,570	4,172	3,727	2,632	2,169	2,841	2,352	2,432
Securities gain (loss)	5	51	-	-	69	-	37	20
Non-interest expenses	5,450	5,365	5,436	4,651	4,471	4,429	4,539	4,306
Income before income tax expense	1,246	2,074	1,248	487	313	1,352	1,280	1,107
Income tax expense	282	580	349	92	97	386	414	355
Net income	$ 964	$ 1,494	$ 899	$ 395	$ 216	$ 966	$ 866	$ 752
Basic earnings per common share	$ 0.28	$ 0.43	$ 0.26	$ 0.11	$ 0.06	$ 0.29	$ 0.25	$ 0.22
Diluted earnings per common share	$ 0.27	$ 0.43	$ 0.26	$ 0.11	$ 0.06	$ 0.28	$ 0.25	$ 0.21

Note 20 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)

Condensed Balance Sheet
December 31, 2009 and 2008
($ in thousands)

	2009	2008
Assets		
Cash	$ 185	$ 616
Investment in subsidiary	43,057	38,999
Other assets	34	64
Deferred tax benefit	86	91
Total assets	**$ 43,362**	**$ 39,770**
Liabilities		
Note payable	$ -	$ 500
Other Liabilities	89	186
Total liabilities	89	686
Shareholders' equity	43,273	39,084
Total liabilities and shareholders' equity	**$ 43,362**	**$ 39,770**

Condensed Statement of Income
Years Ended December 31, 2009, 2008 and 2007
($ in thousands)

	2009	2008	2007
Income, dividends from subsidiary	$ -	$ -	$ -
Expenses			
Director compensation	55	47	76
Legal fees	66	106	143
Audit exam and accounting fees	38	10	7
Annual report and proxy	60	35	55
Shareholder services	16	17	22
Other	18	54	94
Total expenses	253	269	397
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(253)	(269)	(397)
Income tax benefits	86	86	143
Loss before equity in undistributed earnings of subsidiary	(167)	(183)	(254)
Equity in undistributed earnings of subsidiary	3,919	2,983	3,155
Net income	**$ 3,752**	**$ 2,800**	**$ 2,901**

Note 20 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)

Condensed Statement of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
($ in thousands)

	2009	2008	2007
Cash flows from operating activities			
Net income	$ 3,752	$ 2,800	$ 2,901
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	80	134	226
Stock compensation	167	165	189
Equity in undistributed earnings of subsidiary	(3,919)	(2,983)	(3,155)
Net change in other assets and liabilities	(63)	145	228
Net cash provided by operating activities	17	261	389
Cash flows from financing activities			
Payments on borrowed funds	(500)	(100)	(100)
Proceeds from issuance of common stock, and exercise of stock options	52	21	33
Net cash used in financing activities	(448)	(79)	(67)
Net change in cash	(431)	182	322
Cash at beginning of the year	616	434	112
Cash at end of the year	**$ 185**	**$ 616**	**$ 434**

Board of Directors

GEORGIA-CAROLINA BANCSHARES AND FIRST BANK OF GEORGIA



Front row left to right:
DAVID W. JOESBURY, SR.
ARTHUR J. "SONNY" GAY, JR.
JOHN W. "J" LEE
GEORGE H. INMAN,
VICE CHAIRMAN OF THE BOARD

Second row left to right:
PATRICK G. BLANCHARD,
VICE CHAIRMAN OF THE BOARD, FIRST BANK OF GEORGIA
A. MONTAGUE MILLER,
CHAIRMAN OF THE BOARD, FIRST BANK OF GEORGIA
REMER Y. BRINSON III,
PRESIDENT & CEO

Third row:
SAMUEL A. FOWLER, JR.,
CHAIRMAN OF THE BOARD

Front row left to right:
HUGH L. HAMILTON
DR. KAREN M. FOUSHEE
JEFFERSON B. A. KNOX

Second row left to right:
DON A. GRANTHAM
PHILLIP G. FARR
DR. MAC A. BOWMAN

Third row:
ROBERT N. WILSON, JR.



Board of Directors

GEORGIA-CAROLINA BANCSHARES AND FIRST BANK OF GEORGIA



Front row left to right:
BENNYE M. YOUNG
R. W. CULPEPPER
DR. LOUISE A. RICE
JULIAN W. OSBON

Back row left to right:
DR. JAMES L. LEMLEY
WILLIAM D. MCKNIGHT
CLAYTON P. BOARDMAN III

Advisory Board

FIRST BANK OF GEORGIA



Front row left to right:
JEFFERY L. HADDEN
T. R. REDDY
THE HONORABLE CONNIE CHEATHAM
JOSEPH J. ROGERS

Second row left to right:
GARY KATCOFF, DDS
JAKE IVEY
JAMES L. WHITEHEAD, SR.

Front row left to right:
GEORGE M. DUEHRING
MIKE HALL
STEPHEN H. STEINBERG

Second row left to right:
LOUIS MULHERIN III
GARY WATERS
BRENT SMITH



Advisory Board

FIRST BANK OF GEORGIA



Front row left to right:
B. WILLIAM CLEVELAND
ADARSH K. GULATI
C. SHAYNE GEORGE

Second row left to right:
THE HONORABLE CINDY MASON
CHARLES B. WEBSTER

Back row left to right:
WALTER P. "NICK" CARTER;
RANDALL W. HATCHER

GEORGIA CAROLINA BANCSHARES, INC.
OFFICERS

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Thomas J. Flournoy
Senior Vice President, CFO & Secretary

FIRST BANK OF GEORGIA
OFFICERS

A. Montague Miller
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President
Chief Executive Officer

Thomas J. Flournoy
Senior Vice President
Chief Financial Officer

Thomas M. Bird
Executive Vice President
First Bank Mortgage

Marie B. Sutton
Senior Vice President
Chief Operations Officer

W. Cameron Nixon
Senior Vice President
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President
Office Manager

Yvonne C. Davis
Senior Vice President
Business Banker

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn P. Holley
Senior Vice President
First Bank Mortgage-Operations

David P. Holloway
Senior Vice President
Wholesale Mortgage Department

Cedric J. Johnson
Senior Vice President
Community Development Officer

George A. Lokey
Senior Vice President
City Executive-McDuffie County

William W. McCartney, Jr.
Senior Vice President
Investment Consultant
FB Financial Services

Tommy Powers
Senior Vice President
Business Banker
Investment Consultant

Donald H. Skinner
Senior Vice President
City Executive-Columbia County

Sheila S. Stuberfield
Senior Vice President
Retail Manager

Jean M. Barney
Vice President
Business Development Officer

James W. Brantley
Vice President
Office Manager

Darrell W. Byrd
Vice President
Business Banker

Joyce A. Frankenfield
Vice President
Internal Audit Coordinator

Peter A. Franklin, Jr.
Vice President
First Bank Mortgage

Tim V. Key
Vice President
First Bank Mortgage

Holly R. Lott
Vice President
First Bank Mortgage

John T. Marcus
Vice President
First Bank Mortgage

Lynn P. McDonald
Vice President
Correspondent Mortgage Banking

David S. Mordecai
Vice President
First Bank Mortgage
Jacksonville, FL

Michelle H. Piper
Vice President
Office Manager

Phyllis L. Salazar
Vice President
Office Manager

Gregory B. Scurlock
Vice President
Business Banker

David Stelbrink
Vice President
First Bank Mortgage
Jacksonville, FL

Renee E. Wright
Vice President
Office Manager

Tina G. Bland
Assistant Vice President
Assistant Office Manager

Michelle Cunningham
Assistant Vice President
Office Manager

Cheryl A. Dawson
Assistant Vice President
Operations

Jane E. Drake
Assistant Vice President
Assistant Office Manager

Jerry L. Dunn
Assistant Vice President
Information Technology Officer

Lisa D. Hayes
Assistant Vice President
Controller

J. Mike Love
Assistant Vice President
Collections Officer &
Facilities Manager

Shirley McKinney
Assistant Vice President
Loan Operations Manager

Laura O. Morgan
Assistant Vice President
Training Coordinator

Gay L. Morris
Assistant Vice President
Assistant Office Manager

James H. Rigsby III
Assistant Vice President
First Bank Mortgage

Lisa J. Shuman
Assistant Vice President
First Bank Mortgage

Michelle G. Starnes
Assistant Vice President
Operations

Amy M. Sykes
Assistant Vice President
Human Resource Manager

Marc T. Wilson, III
Assistant Vice President
Director of Marketing

Paula E. Anderson
Mortgage Officer

Paula Beatty
Mortgage Compliance Officer

Leslie A. Kromke
Mortgage Officer

Patti L. Plummer
Mortgage Officer

Sharon H. Spencer
Mortgage Officer

GEORGIA-CAROLINA BANCSHARES, INC.
DIRECTORS & EXECUTIVE OFFICERS

NAME	OCCUPATION
Remer Y. Brinson III	President and Chief Executive Officer
Patrick G. Blanchard	Vice Chairman of the Board, First Bank of Georgia
Mac A. Bowman, M.D.	Cardiologist, Augusta Cardiology Clinic, P. C.
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Thomas J. Flournoy	Senior Vice President, CFO & Secretary
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
Hugh L. Hamilton, Jr.	President and Chief Executive Officer, Genesis Health, L.L.C.
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M. D.	Physician and Managing Partner, McDuffie Medical Associates
A. Montague Miller	Attorney at Law, President and Chief Executive Officer (retired), Club Car, Inc. (manufacturing)
Julian W. Osbon	Chairman and Chief Executive Officer, Osbon & Associates
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

Georgia-Carolina Bancshares, Inc.
Shareholder Information

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 24, 2010 at 4:00 p.m. in the Lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-K:
A copy of the Company's 2009 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting the Chief Financial Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:

Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Warlick, Tritt, Stebbins
& Murray, L.L.P.
699 Broad Street, Suite 1500
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

Independent Accountants:
Cherry, Bekaert & Holland, L. L. P.
Post Office Box 82472
Atlanta, GA 30354-0472

First Bank
OF GEORGIA

OUR LOCATIONS


MARTINEZ
AUGUSTA
28
20
THOMSON
Wheeler Road
Walton Way
Wrightsboro Road
4
Gordon Hwy.
78 278
Gordon Hwy.
520
78 278
Gordon Hwy.
1

Main Office
3527 Wheeler Road
Augusta, GA 30909

Medical Center Office
1580 Walton Way
Augusta, GA 30904

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30907

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909

West Town Office
3820 Washington Road
Martinez, GA 30907

Hill Street Office
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

OUR LOCATIONS


AUGUSTA
SAVANNAH
JACKSONVILLE

Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

Jacksonville
9250 Baymeadows Road
Suite 460
Jacksonville, FL 32256

Savannah
138 Canal Street
Suite 204
Pooler, GA 31322

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 AUGUSTA, GEORGIA 30919-1148